

Phytopharm

Phytopharm plc Corpus Christi House 9 West Street Godmanchester Cambs PE29 2HY UK
Telephone: +44 (0)1480 437697 Fax: +44 (0)1480 417090
www.phytopharm.com



06014387

06 June 2006

Ref: ZM/SEC/060606

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL


SEC MAIL
PROCESSING
RECEIVED
JUN 14 2006
152
SECTION
WASH., D.C.

To whom it may concern

Re: Phytopharm plc, Rule 12g3-2(b) Exemption File No. 82-34798

Please find enclosed information and/or documents furnished on behalf of Phytopharm plc, Rule 12g3-2(b) File No. 82-34798, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely

Zoe McGowan
Company Secreatry

BEST AVAILABLE COPY

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

6/15

OP03S4.1

Phytopharm PLC - Advisor Appointment

RNS Number:9893B
Phytopharm PLC
26 April 2006

26 April 2006

Phytopharm plc

Appointment of adviser

Phytopharm plc is pleased to announce the appointment of Teather & Greenwood Limited as joint financial adviser and stockbroker. The appointment is with immediate effect.

For further information please contact:

Phytopharm plc
Financial Dynamics — Ben Atwell
David Yates — Tel: 207 831 3113

END

MSCSEDFAISMSEEL_SN_RNS9893B_SU_RNSTEST_XX_070158.4169_RZ__RT_R.xRoute.001
~

ıytopharm Regulatory News Announcement

·hytopharm PLC - Blocklisting Interim Review

ɪS Number:3545C
ıytopharm PLC
: May 2006

BLOCKLISTING SIX MONTHLY RETURN

·ORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

The FSA

·:

:ame of applicant: PHYTOPHARM PLC

'ame of scheme THE PHYTOPHARM 1996 COMPANY SHARE OPTION

'eriod of return: From 1 NOVEMBER 2005 To 30 APRIL 2006

·alance under scheme from previous return: 159,660 ORDINARY SHARES OF 1 PENCE

'he amount by which the block scheme has been increased, if the scheme has increased since the date of the last return: NIL

·umber of securities issued/allotted under scheme during period: NIL

alance under scheme not yet issued / allotted at end of period

159,660 ORDINARY SHARES OF 1 PENCE

Iumber and class of securities originally listed and the date of admission

400,000 ORDINARY SHARES OF 1 PENCE

Total number of securities in issue at the end of the period

51,180,893 ORDINARY SHARES OF 1 PENCE

ıe of contact ZOE MCGOWAN

ɛess of contact CORPUS CHRISTI HOUSE, 9 WEST STREET, GODMANCHESTER

·phone number of contact 01480 437697

.igned by

)irector/company secretary/suitably experienced employee/duly authorised officer,

'ame of applicant PHYTOPHARM PLC

f you knowingly or recklessly give false or misleading information you may be able to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

'UOAURNARVRAR

Phytopharm PLC - Holding(s) in Company

RNS Number:2504D
Phytopharm PLC
19 May 2006

Re: Disclosure of Interest in Shares

In accordance with Section 198 of the Companies Act 1985 Invesco Perpetual informed us on: 17 May 2006 that following the purchase of 262,500 Ordinary 1 pence shares, INVESCO Perpetual UK Investment Series (UK ICVC) is the beneficial owner of 8,213,264 Ordinary 1 pence shares of Phytopharm plc representing 16.04% of the issued share capital. The shares are registered in the name of Vidacos Nominees Limited.

END

HOLKKLBFQEBBBBV

hytopharm Regulatory News Announcement

NS Number:0211E
hytopharm PLC
5 June 2006

ompany Contact:
hytopharm plc
Dr Richard Dixey

44 7867 782000
r Daryl Rees
44 1480 437 697
ww.phytopharm.com

U.K. Investor Relations Contact:
Financial Dynamics
David Yates / Ben Atwell
+44 207 831 3113

Appointment of Non Executive Director

DMANCHESTER, Cambridgeshire, U.K. (June 5 2006) - Phytopharm plc (LSE: PYM; DAQBB: PHYOF; PHYOY) ('Phytopharm') announces the appointment with immediate ct of Mr A D (Sandy) Morrison, former CEO of Lipton Ltd (a Unilever idiary) as a Non-executive Board Director of Phytopharm.

orrison (aged 59) has a BSc (Hons) in applied chemistry (Strathclyde) and over 20 years experience in general and international management, global ly chain and R&D. He was Chief Executive Officer of Lipton Ltd, the global sourcing organization for Unilever with operations in six countries for five s from 2000 to 2006. During Mr Morrison's period as CEO, substantial ational & financial improvements were made to the Unilever global tea supply ain and he also played a significant part in addressing issues in the nternational tea trade. In the immediate years prior to 2000, Mr Morrison had enior international food & beverage roles for Unilever outside the UK, in the upply chain and in R&D, both at the Rotterdam head office and in the Unilever ood and beverage subsidiary in Australia.

ommenting on the appointment, Mr Gordon Stevens, Chairman of Phytopharm, said; the appointment of a person of this calibre and experience to the Board of hytopharm will provide an important asset to the Company and I am delighted hat Sandy will be joining us. This appointment begins a process of estructuring of the Board and I look forward to the announcement of further ppointments in due course.'

here are no further details required to be disclosed under paragraph 9.6.13R of he Listing Rules or Disclosure Rule 3.1.2R.

-ENDS-

OTES TO EDITORS

hytopharm plc

hytopharm is a pharmaceutical company with a plant extract division. The harmaceutical division is dedicated to the discovery and development of single hemicals as prescription medicines and the plant extract division is focussed n the development of plant extracts as functional foods and veterinary roducts..

ore information concerning Phytopharm's activities can be found on its web site at http://www.phytopharm.com

ND

3OAMGGGVNZGGVZM

'egulatc :arm PLC - Director/PDMR Shareholding

RNS Number:8020C
Phytopharm PLC
1 May 2006

'OTIFICATION OF TRANSACTIONS OF DIRECTORS,
ERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

his form is intended for use by an issuer to make a RIS notification required
y DR 3.1.4R(1).

i) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

:ase complete all relevant boxes in block capital letters.

Name of the issuer

PHYTOPHARM PLC

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (iii)

Name of person discharging managerial responsibilities/director

DR RICHARD DIXEY

State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS 3 ABOVE

,. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

'. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

. State the nature of the transaction

. Number of shares, debentures or financial instruments relating to shares acquired

. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

. Number of shares, debentures or financial instruments relating to shares disposed

. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

. Price per share or value of transaction

. Date and place of transaction

. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

. Date issuer informed of transaction

a person discharging managerial responsibilities has been granted options by issuer complete the following boxes

. Date of grant

9 MAY 2006

. Period during which or date on which it can be exercised

9 MAY 2009 TO 8 MAY 2016

. Total amount paid (if any) for grant of the option

NIL

. Description of shares or debentures involved (class and number)

35,175 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

FIFTY SIX PENCE

22. Total number of shares or debentures over which options held following notification

473,614

23. Any additional information

PERFORMANCE CRITERIA ARE BASED ON TOTAL SHAREHOLDER RETURN COMPARED TO COMPARATOR GROUPS ON THE THIRD ANNIVERSARY OF GRANT. NO OPTIONS VEST FOR BELOW MEDIAN PERFORMANCE AND 100% VEST FOR UPPER QUARTILE PERFORMANCE AND ABOVE WITH PRO RATA VESTING BETWEEN MEDIAN AND UPPER QUARTILE PERFORMANCE. FOR 23,450 OPTIONS THE COMPARATOR GROUP COMPRISES 25 OTHER UK LISTED BIOTECH COMPANIES AND FOR 11,725 OPTIONS THE COMPARATOR GROUP IS THE FTSE SMALL CAP INDEX

. Name of contact and telephone number for queries

ZOE MCGOWAN
01480 437697

ne and signature of duly authorised officer of issuer responsible for king notification

.e of notification 11 MAY 2006

)

;ABMMTMMMBBFF

·topharm PLC - Director/PDMR Shareholding

Number:8019C
topharm PLC
May 2006

IFICATION OF TRANSACTIONS OF DIRECTORS,
SONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

s form is intended for use by an issuer to make a RIS notification required
DR 3.1.4R(1).

An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

:ase complete all relevant boxes in block capital letters.

Name of the issuer

YTOPHARM PLC

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

·TIFICATION RELATES TO (iii)

Name of person discharging managerial responsibilities/director

: DARYL REES

State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ꜱ 3 ABOVE

Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

State the nature of the transaction

Number of shares, debentures or financial instruments relating to shares acquired

Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Number of shares, debentures or financial instruments relating to shares disposed

Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Price per share or value of transaction

Date and place of transaction

. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

. Date issuer informed of transaction

a person discharging managerial responsibilities has been granted options by e issuer complete the following boxes

. Date of grant

MAY 2006

. Period during which or date on which it can be exercised

MAY 2009 TO 8 MAY 2016

. Total amount paid (if any) for grant of the option

L

. Description of shares or debentures involved (class and number)

,864 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES

. Exercise price (if fixed at time of grant) or indication that price is

to be fixed at the time of exercise

ΓY SIX PENCE

Total number of shares or debentures over which options held following notification

,207

Any additional information

FORMANCE CRITERIA ARE BASED ON TOTAL SHAREHOLDER RETURN COMPARED TO
PARATOR GROUPS ON THE THIRD ANNIVERSARY OF GRANT. NO OPTIONS VEST FOR BELOW
IAN PERFORMANCE AND 100% VEST FOR UPPER QUARTILE PERFORMANCE AND ABOVE WITH
RATA VESTING BETWEEN MEDIAN AND UPPER QUARTILE PERFORMANCE. FOR 17,241
IONS THE COMPARATOR GROUP COMPRISES 25 OTHER UK LISTED BIOTECH COMPANIES AND
8,623 OPTIONS THE COMPARATOR GROUP IS THE FTSE SMALL CAP INDEX

Name of contact and telephone number for queries

: MCGOWAN

80 437697

ıe and signature of duly authorised officer of issuer responsible for
ting notification

MCGOWAN

.e of notification 11 MAY 2006

This information is provided by RNS
The company news service from the London Stock Exchange

D

SABMMTMMMBBFF

Phytopharm PLC - Interim Results

RNS Number:5700C
Phytopharm PLC
08 May 2006

8th May 2006

Interim Results

Phytopharm plc (PYM: London Stock Exchange) ("Phytopharm", the "Group" or the "Company") today announces its interim results for the six-month period ended 28 February 2006.

Key Points - Operational

* Successful completion of the first stage and progression into second stage of the Joint Development Agreement for Hoodia gordonii extract with Unilever. Second stage includes clinical studies.

* Commitment by Unilever to pay a further £3.5 million out of a potential total of £21 million in payments to Phytopharm.

* Good overall safety and tolerability demonstrated in 256 patient Phase IIa clinical study for PYM50028 (Cogane(TM)) in mild to moderate Alzheimer's disease patients.

* Sub-analysis of the Phase IIa data in a smaller number of patients with more moderate Alzheimer's disease disclosed today shows an emerging trend for slower disease progression in patients taking Cogane(TM)compared with placebo.

* Exclusive global marketing and distribution agreement with Schering-Plough Animal Health (Schering-Plough) for Phytopica

* Launch of Phytopicaafter end of period: Phytopharm responsible for manufacture and Schering-Plough Animal Health for marketing and distribution.

Key Points - Financial

* Revenue of £0.88 million (H1 2005 £6.34 million)

* Loss of £3.64 million (H1 2005 profit of £0.43 million)

* Cash balance of £8.07 million (H1 2005 £3.67 million)

Dr Richard Dixey, Chief Executive of Phytopharm, said:

"We are delighted with the successful progression of our products with our partners Unilever and Schering-Plough. We have been encouraged by our data set for Cogane(TM) in moderate Alzheimer's patients. This has allowed us to actively seek global partners and preliminary discussions have commenced with

suitable licensees to undertake longer term studies with this potentially disease modifying product."

Enquiries:

Phytopharm plc	Today:	07867 782000
Dr Richard Dixey, Chief Executive	Thereafter:	01480 437697
Dr Daryl Rees, Chief Operating Officer	Tel:	01480 437697
	Mobile:	07710 479626
Financial Dynamics		
David Yates / Ben Atwell	Tel:	0207 831 3113

A recording of the analyst conference call and presentation can be found on the home page of the Company website by 2pm today and available for one month.

www.phytopharm.com

Operational Review

Phytopharm is a pharmaceutical company with a plant extract division. The Company's strategy is to develop first-in-class products through 'proof of principle' clinical testing, and then secure partners for late stage development, sales and marketing.

Phytopharm has two operating divisions. The pharmaceutical division is dedicated to the discovery and development of novel chemical entities as prescription medicines and the plant extract division is focussed on the development of plant extracts as functional foods and veterinary products.

This business model generates a lean cash burn, and the Company is configured in a semi-virtual manner with low staff overheads to capitalise on this advantage. As the greatest part of the cash burn occurs during the later phases of product development, Phytopharm seeks to finance the further development of its products through licensing or partnering arrangements with third parties.

Pharmaceutical Division

The progress of our pharmaceutical products over the period, each at different stages of development, is described below.

Alzheimer's disease

Our lead product, Cogane(TM) (coded PYM50028) is being developed as a potential disease modifying agent for Alzheimer's and Parkinson's disease. This novel synthetic chemical is orally active and has neuroprotective and neurotrophic properties. Cogane(TM) restores the learning and memory ability in Alzheimer's disease models and thereby offers the potential to arrest or reverse the symptoms of Alzheimer's disease.

In late November 2005 we announced the preliminary results obtained from the Phase IIa clinical study of Cogane(TM) in mild and moderate Alzheimer's disease

patients. The Oxford Project to Investigate Memory and Ageing (OPTIMA) was the lead clinical centre and 15 other sites in the UK participated in the study.

Two hundred and fifty six subjects with Alzheimer's disease ranging in severity from mild to moderate were randomly allocated to receive either Cogane(TM) (n = 127) or a placebo (n = 129) orally once daily for 12 weeks. The majority of patients enrolled had mild disease. The baseline demography data confirmed that the treatment groups were well balanced for factors such as age, gender and severity of disease.

The overall safety data confirm that Cogane(TM) administered orally once daily for up to 12 weeks is well tolerated and has a good overall clinical safety profile. There were no substantial differences in the adverse event and laboratory safety data for each group.

The prospectively defined primary efficacy measure was the change in word recall score, assessed using the Hopkins verbal learning test. The baseline scores and changes over time were not significantly different between the groups.

Although the Phase IIa clinical trial was not of a sufficient duration to observe deterioration in cognitive function in the group of Alzheimer's patients whose disease severity included both mild and moderate disease, a subset analysis on the smaller number of patients with moderate Alzheimer's disease showed a trend towards deterioration in the placebo group, with no significant deterioration observed in the Cogane(TM) group.

This encouraging emerging trend for slower disease progression in more moderate Alzheimer's patients with Cogane(TM) confirms the need for longer term studies for efficacy determination. Further work has now been initiated in preparation for a 12 month Phase IIb study planned for calendar H2 2007 and preliminary discussions have commenced with potentially suitable licensees to undertake these longer term studies.

Motor neurone disease

Myogane(TM) (coded PYM50018) is being developed for amyotrophic lateral sclerosis (ALS; also known as Lou Gehrig's disease). ALS is the most common motor neurone disease and results from progressive degeneration of both upper and lower motor neurones. Although the precise molecular pathways that cause the death of motor neurones in ALS remain unknown, possible mechanisms include mitochondrial alterations and glutamate mediated excitotoxicity. In pre-clinical studies, the single chemical Myogane(TM) protects against neuronal damage, reverses the decrease of neuronal growth factors and reverses neuronal degeneration observed in motor neurones. Myogane(TM) also increases neurite outgrowth, reverses oxidative damage and reverses neuronal apoptosis in vitro. When administered orally to a transgenic preclinical model of ALS, Myogane(TM) delays the loss of muscle strength and extends survival time.

In 2004, we successfully completed a Phase Ia clinical study to evaluate the safety, tolerability and pharmacokinetic profile of Myogane(TM). This residential clinical study was conducted under an investigational new drug (IND) filed with the United States Food and Drug Administration (FDA) and confirmed that the product was well absorbed with a good safety profile. We also announced that the FDA had granted Orphan Drug and Fast Track designation to Myogane(TM) for the treatment of ALS. Building on this success we have further developed new formulations suitable for ALS patients and are completing safety studies to support further clinical studies planned for calendar Q1 2007. Preliminary discussions have commenced with potentially suitable licensees to undertake

these studies.

Parkinson's disease

PYM50028 is also being developed for Parkinson's disease. A consistent feature of the disease is the loss of dopamine-containing cells in the substantia nigra area of the brain. Current drugs can mitigate many of the symptoms for a while but do not alter the prognosis of steady decline. Recent studies suggest that one important mechanism involved in neuronal degeneration of the substantia nigra is the production of toxic free radicals. Phytopharm has generated data demonstrating that PYM50028 reverses free radical neurotoxicity produced by 1-methyl-4-phenylpyridium (MPP+) in dopaminergic neurones and reverses the decrease of neuronal growth factors and dopamine receptors in the brain. Once ' proof of principle' has been demonstrated with this compound in patients with Alzheimer's disease (see above) it is anticipated that we will undertake clinical studies in Parkinson's disease patients.

Asthma and other inflammatory disorders

Asthma is a chronic inflammatory disorder of the airways that causes recurrent episodes of wheezing, breathlessness, chest tightness and coughing. In addition, asthma is usually associated with widespread but variable airflow obstruction. Inhibition of inflammation and relaxation of airway smooth muscle are therefore key components of asthma treatment. Steady progress has been made in identifying novel synthetic molecules that can be developed as a pharmaceutical medicine for the treatment of asthma and other inflammatory disorders. Pre-clinical studies have demonstrated anti-inflammatory and anti-spasmodic activity in several models of asthma and inflammation. We anticipate that further proof of concept studies will be investigated in 2006 in pre-clinical models of asthma and anticipate lead candidate selection in calendar H1 2007. The programme is currently in the pre-clinical development stage.

Obesity and metabolic syndrome

Obesity leads to a cluster of metabolic alterations and as a result is a major risk factor for insulin resistance, type 2 diabetes, coronary artery disease, hypertension, stroke, osteoarthritis and certain forms of cancer. Weight is gained when energy intake exceeds energy expenditure. The excess energy is stored as fat, and if there is an extended period of positive energy balance, obesity will result. The mechanism of action of the chemical series based on the active components of our Hoodia gordonii extract (see below) is under investigation. Proteomic research is helping to define novel targets and the design of new molecules as pharmaceutical candidates for metabolic syndrome. This programme is currently in the pre-clinical development stage.

Plant Extract Division

The progress of our plant extract products over the period is described below.

Obesity

Our obesity functional food product is based on an extract of the succulent plant, Hoodia gordonii, which contains a novel appetite suppressant that reduces caloric intake in overweight subjects, as demonstrated in our double-blind, placebo-controlled clinical study announced in December 2001. Extracts of

Hoodia gordonii and the active molecules therein are the subject of a global patenting programme, with major patents granted in the US, UK and Japan and pending in Europe and all other major territories.

In December 2004, we announced that we had granted an exclusive global licence for the Hoodia gordonii extract to Unilever plc. Under the terms of the agreement, Phytopharm and Unilever are collaborating on a five-stage research and development programme of safety and efficacy studies with a view to bringing new weight management products to market.

In April 2006 we announced that we had successfully completed the first stage of our Joint Development Agreement. We also announced that we are now progressing through the second stage which includes clinical studies.

As part of the agreement, Unilever committed to initial payments of approximately £6.5 million for the first stage and for the second stage have now committed to a further £3.5 million out of a potential total of £21 million in payments to Phytopharm. In addition Phytopharm will receive an undisclosed royalty on sales of all products containing the extract. Unilever is also managing a separate agronomy programme and supporting the international patent programme for the products.

Phytopharm and Unilever have also become aware of many companies that are selling products over the Internet and in some stores claiming to contain Hoodia and causing weight loss. Phytopharm and Unilever are in discussion with the relevant authorities concerning this development.

Canine skin health

Phytopica(TM) is a natural three plant product that provides a novel 3 in 1 approach to help maintain a normal healthy immune system, support normal white cell function and provide anti-oxidant benefits. Following the success in 2004 of our European multi-centre study in canine atopic dermatitis, we launched Phytopica(TM) as a complementary pet food. Canine dermatological disorders are well recognised by veterinarians to be a major problem in small animal practice, with an estimated 15% of the UK dog population (around 900,000 dogs) affected by skin conditions due to allergy (Source: Animal Pharm). Maintenance of a healthy skin and coat and alleviation of itching are of major importance to canine general health and quality of life.

In January 2006 we announced that we had entered into an exclusive global marketing and distribution agreement with Schering-Plough Animal Health for Phytopica(TM). Under the terms of the agreement, Phytopharm is responsible for the manufacture and sale of Phytopica(TM) to Schering-Plough. Schering-Plough is responsible for the global sales, marketing and distribution of Phytopica(TM).

In April 2006 we announced the UK launch by Schering-Plough of Phytopica(TM) as an effective aid to the management of canine atopic dermatitis. Phytopica(TM) has been proven extensively in clinical trials and enjoys strong support from veterinary dermatologists in the UK. Launched at the world's largest companion animal congress, the British Small Animal Veterinary Association (BSAVA) in Birmingham, 20-23 April 2006, Phytopica(TM) has an excellent safety profile and is recognised as suitable for all dogs whatever size or breed.

Following the UK launch, Schering-Plough will seek to market and distribute Phytopica(TM) in Europe and the USA. With Schering-Plough's global presence we

look forward to strong growth from this product.

Canine joint health

In 2004 we announced the launch of Zanthofen(TM) for the maintenance of canine joint mobility. Pre-clinical studies have demonstrated that the components of Zanthofen(TM) maintain normal white cell function and have anti-oxidant properties that help maintain joint mobility. Since then Zanthofen(TM) has been available to veterinary practitioners across the UK and is marketed by Phytopharm's marketing partner, Genitrix Ltd, a UK based veterinary product company. Income from this product is currently small, and sales growth from this product will require expansion into international markets. Discussions with interested parties are ongoing.

Outlook

Phytopharm is making good progress in developing a broad portfolio of products with substantial potential value. We are progressing to the second stage of our obesity programme with Unilever and Schering-Plough is in the process of launching Phytopica(TM) in the UK as an effective aid to the management of canine atopic dermatitis as a part of its global marketing deal.

Our plant extract division is now generating significant revenue and we continue to invest in the pharmaceutical division of the Company. Full confidential disclosure of the substantial data sets for both Cogane(TM) and Myogane(TM), our lead products for Alzheimer's and motor neurone disease, are now in progress with interested potential licensing partners.

Overall, with growing revenues from our marketed products, major licensing partners in place for Hoodia gordonii and Phytopica(TM) and further licensing discussions underway with other products in our portfolio, Phytopharm is well placed to continue its progress during the coming year.

Financial Review

The financial performance for the six months to 28 February 2006 reflects the ongoing development of the Company's novel pharmaceutical and functional food products. Revenue of £0.84 million for the period was generated from Unilever for the development of the Hoodia gordonii programme and further revenue of £0.04 million was generated from sales of Phytopica(TM) as a companion animal health product. Phytopica(TM) was licensed to Schering-Plough in January 2006 and formally launched after the period end, in April 2006. Revenue for the comparable period (six months to 28 February 2005) included a £4 million (£3.6 million net of Japanese withholding tax) milestone payment by Yamanouchi Pharmaceutical Company Ltd (Yamanouchi) following acknowledgement that the safety data in relation to the first 60 patents treated with Cogane(TM) in the Phase IIa study had fulfilled the criteria set out in the licensing agreement.

Since the successful fundraising in May 2005, expenditure on research and development has continued as planned for the six months ended 28 February 2006. A total of £3.79 million was spent during the period compared to £4.32 million for the six months ended 28 February 2005. 63% of this expenditure has been incurred on the Alzheimer's and motor neurone disease programmes. This includes the completion of the Cogane(TM) Phase IIa study and initiation of the work necessary to prepare for a twelve month Phase IIb study planned to commence in H2 2007 and the development of new formulations and safety studies for Myogane (TM). A further 26% of expenditure has been incurred on the continuing

development of Hoodia gordonii extract which has now progressed into the second stage of development. The remaining expenditure includes pre-clinical work on the asthma and metabolic syndrome programmes.

Expenditure on selling, general and administration expenses for the six months ended 28 February 2006 decreased to £1.08 million (H1 2005 £1.24 million) due to the inclusion of the fundraising costs in the previous period.

As a result of the successful fundraising in May 2005, interest receivable has increased to £0.22 million for the six months ended 28 February 2006.

Non-current assets at 28 February 2006 comprise property, plant and equipment of £0.24 million (H1 2005 £0.16 million).

Current assets at 28 February 2006 amounted to £10.33 million and comprised inventories of £0.72 million, amounts receivable of £1.54 million and cash resources of £8.07 million. Inventories decreased in the six months to 28 February 2006 due to product sales and the provision for short-dated finished goods and raw materials. Cash resources described as cash and cash equivalents are initially invested for a period of 90 days or less. The increase in cash resources of £7.97 million between 28 February 2005 and 31 August 2005 reflects the fundraising in May 2005 offset by the cash utilised in the business. The business utilised a further £3.57 million in the six months to 28 February 2006.

Amounts receivable have increased to £1.54 million since 31 August 2005 due to the research and development tax credit recoverable for the six months to February 2006. Amounts receivable at 28 February 2005 were £6.33 million which included the £4 million milestone payment due from Yamanouchi (£3.6 million net of Japanese withholding tax). Current liabilities comprised trade and other payables amounting to £2.17 million at 28 February 2006.

The net cash used in operating activities for the six months to 28 February 2006 was £3.64 million. The net cash generated from investing activities arises from interest received of £0.22 million offset by net expenditure on fixed assets of £0.15 million. In the twelve months to 31 August 2005 additional cash was generated of £0.61 million arising from the repayment by Unilever of advances to certain suppliers made by the Group in 2004.

Implementation of International Financial Reporting Standards

The financial results for the six months ended 28 February 2006 are the first results prepared in accordance with International Financial Reporting Standards ("IFRS"). Prior to these results the Group prepared its audited annual financial statements in accordance with UK Generally Accepted Accounting Practices ("UK GAAP").

In accordance with IFRS1 the results for the six months ended 28 February 2005 and year ended 31 August 2005 included in these interim results have been restated in accordance with IFRS. The impact of the restatement is described in detail in note 2 to the financial statements.

The principal adjustments relate to:

1. Share based payments. Under IFRS, a charge to the income statement is made to reflect the fair value of awards at grant date.

2. Holiday pay. Under IFRS, a provision for holiday entitlement not taken is required.

The profit for the six months ended 28 February 2005 was decreased from £0.74 million to £0.43 million principally due to the charge for the fair value of share option grants. This charge increased the loss for the year ended 31 August 2005 by £0.65 million to a total of £3.33 million and the loss for the six months to 28 February 2006 by £0.23 million to a total of £3.64 million.

Other than holiday pay, there have been no adjustments under IFRS affecting the net assets of the Group.

All comparisons above refer to the results reported under IFRS.

Dr Richard Dixey
Director

Independent review report to Phytopharm plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 28 February 2006 which comprises the unaudited consolidated interim balance sheet as at 28 February 2006 and the related unaudited consolidated interim statements of income, cash flows and changes in shareholders' equity for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. The interim report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the Directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the Directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 August 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A

review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 28 February 2006.

PricewaterhouseCoopers LLP
Cambridge
5 May 2006

Notes:

a. The maintenance and integrity of the Phytopharm plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

b. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Unaudited consolidated income statement
For the six months ended 28 February 2006

	note	Unaudited Six months ended 28 February 2006 £	Unaudited Six months ended 28 February 2005 (restated) £
Revenue	3	879,420	6,340,644
Cost of sales		(239,434)	(371,054)
Gross profit		639,986	5,969,590
Research and development expenses		(3,790,941)	(4,317,226)
Selling, general and administrative expenses		(1,076,732)	(1,239,847)
Operating (loss)/profit		(4,227,687)	412,517

Interest receivable and similar income		223,087	93,356
Interest payable and similar charges		-	(296)
(Loss)/profit on ordinary activities before taxation		(4,004,600)	505,577
UK tax credit on (loss)/profit on ordinary activities	4	367,544	328,208
Foreign tax charge	4	-	(400,000)
(Loss)/profit for the period		(3,637,056)	433,785
Basic (loss)/earnings per share (pence)	5	(7.1)	1.0
Diluted (loss)/earnings per share (pence)	5	(7.1)	1.0

Unaudited consolidated statement of changes in shareholders' equity
For the six months ended 28 February 2006

	Share capital £	Share premium £	Other reserves £	Retaine earning
Balance at 1 September 2004	427,488	38,134,657	(204,211)	(33,079,538
Profit for the six-month period	-	-	-	433,78
Total recognised income and expense for the period	427,488	38,134,657	(204,211)	(32,645,753
Issue of equity share capital	3,509	154,384	-	
Equity share options charge	-	-	-	344,08
Balance at 28 February 2005	430,997	38,289,041	(204,211)	(32,301,664
Loss for the six-month period	-	-	-	(3,760,058
Total recognised income and expense for the period	-	-	-	(3,760,058
Issue of equity share capital	80,812	8,867,667	-	
Equity share options charge	-	-	-	411,14
Balance at 31 August 2005	511,809	47,156,708	(204,211)	(35,650,581
Loss for the six-month period	-	-	-	(3,637,056
Total recognised income and expense for the period	511,809	47,156,708	(204,211)	(39,287,637
Equity share options charge	-	-	-	228,01

Balance at 28 February 2006	511,809	47,156,708	(204,211)	(39,059,619

Unaudited consolidated balance sheet
As at 28 February 2006

	note	Unaudited Six months ended 28 February 2006 £	Unaudited Sixmonths ended 28 February 2005 (restated) £	Tw
Non-current assets				
Property, plant and equipment		242,474	154,628	
Non-current assets		242,474	154,628	
Current assets				
Inventories	6	722,258	347,574	
Trade and other receivables	7	1,538,712	6,325,063	
Cash and cash equivalents		8,070,426	3,671,502	
Current assets		10,331,396	10,344,139	
Current liabilities				
Trade and other payables	8	(2,169,183)	(4,284,604)	
Net current assets		8,162,213	6,059,535	
Net assets		8,404,687	6,214,163	
Share capital		511,809	430,977	
Share premium		47,156,708	38,289,041	
Other reserves		(204,211)	(204,211)	
Retained deficit		(39,059,619)	(32,301,664)	(
Shareholders' funds		8,404,687	6,214,163	

Unaudited consolidated cash flow statement
For the six months ended 28 February 2006

	Unaudited Six months ended 28 February 2006	Unaudite Si month ende 28 Februar 200 (restated

£

Cash flow from operating activities		
Operating (loss)/profit	(4,227,687)	412,51
Depreciation	54,327	44,75
Loss/(gain) on disposal of property, plant and equipment	1,304	(1,437
Option charge	228,018	344,08
	(3,944,038)	799,92
Changes in working capital		
Decrease/(increase) in trade and other receivables	18,262	(5,019,018
(Decrease)/increase in trade and other payables	(89,085)	1,611,72
Decrease/(increase) in inventories	224,963	2,96
Cash used in operations	(3,789,898)	(2,604,414
Taxation received	150,000	
Foreign taxation paid	-	
Interest paid	-	(296
Net cash used in operating activities	(3,639,898)	(2,604,710
Cash flows from investing activities		
Purchase of tangible fixed assets	(178,854)	(29,126
Sale of tangible fixed assets	26,750	9,00
Repayment of advances to suppliers	-	613,92
Interest received	223,087	93,35
Net cash generated from investing activities	70,983	687,15
Cash flows from financing activities		
Issue of shares	-	157,89
Share issue costs	-	
Capital element of finance leases	(1,398)	
Net cash (used in)/generated from financing activities	(1,398)	157,89
Movements in cash and cash equivalents in the period	(3,570,313)	(1,759,658
Cash and cash equivalents at the beginning of the period	11,640,739	5,431,16
Cash and cash equivalents at end of period	8,070,426	3,671,50

Notes to the financial statements
For the six months ended 28 February 2006

1 Accounting policies and basis of preparation

Basis of preparation

Prior to 2006 the Group prepared its audited financial statements under UK Generally Accepted Accounting Practices (UK GAAP). For the year ended 31 August 2006, the Group is required to prepare its annual consolidated financial

statements in accordance with accounting standards adopted in the European Union (EU). As such those financial statements will take account of the requirements and options in IFRS1 "First-time adoption of International Financial Reporting Standards (IFRS)" as they relate to the comparatives included herein.

The financial information for the six months ended 28 February 2006 is unaudited and has been prepared in accordance with the Group's accounting policies based on IFRS, that are expected to apply for 2006. The financial information for the six months ended 28 February 2005 and the year ended 31 August 2005 is also unaudited and has been restated under IFRS.

An explanation of how the transition from UK GAAP to IFRS has affected the Group's financial position, income statement and cash flow is set out in note 2. The reconciliations set out in note 2 are based on the IFRS expected to be applicable as at 31 August 2006 and the interpretations of those standards. The IFRS and IFRIC interpretations that will be applicable at 31 August 2006 are not known with certainty. These interim consolidated statements are based on management's understanding of issued standards and interpretations and current facts and circumstances, which may change. For example, amended or additional standards or interpretations may be issued by the IASB. IFRS is currently being applied in the United Kingdom and in a large number of other countries simultaneously for the first time.

The interim financial information has not been audited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 but has been reviewed by the auditors in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. The Company's statutory accounts for the year ended 31 August 2005, prepared under UK GAAP have been delivered to the Registrar of Companies; the report of the auditors on these accounts was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

Accounting policies

The accounting policies set out below have been applied consistently to all of the periods covered in the interim financial information.

Basis of consolidation

The acquisition by the Company's subsidiary, Phytotech Limited (formerly Phytopharm Limited), of Phytodevelopments Limited on 21 March 1996 has been accounted for as a merger in the consolidated financial statements, and all transactions between the two companies have been eliminated.

On 3 April 1996 the Group structure was reorganised and a new holding Company established by way of a share exchange. This has been accounted for as a merger in the consolidated accounts, and all transactions within the Group have been eliminated.

There has been no change to the basis set out as a result of the implementation of IFRS.

Share-based payments

The Group makes equity-settled share-based payments to its employees and

Directors. Equity-settled share-based payments are measured at fair value at the date of grant and are expensed on a straight line basis over the vesting period of the award. At each balance sheet date, the Group revises its estimate of the number of options that are expected to become exercisable. The share-based payment charge is allocated to research and development expenses and selling, general and administrative expenses on the basis of staff numbers.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits repayable on demand and other short-term highly liquid investments with maturities of 90 days or less.

Property, plant & equipment

The cost of property, plant & equipment is its purchase cost, together with any incidental expenses of acquisition. Depreciation is calculated so as to write off the cost of property, plant & equipment, less its estimated residual value, on a straight line basis over the expected useful economic lives of the assets concerned.

The principal rates used for this purpose are:

Plant and machinery 20%
Computer equipment 33%
Fixtures and fittings 2%
Motor vehicles 25%

Leasehold improvements are amortised over the shorter of the lease term and the asset's useful economic life.

Impairment of assets

Non-current assets are reviewed for impairment at each reporting date. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use.

Research and development expenditure

All on-going research expenditure is currently expensed in the period in which it is incurred. Due to the regulatory and other uncertainties inherent in the development of the Group's products, the criteria for development costs to be recognised as an asset, as prescribed by IAS 38 "Intangible assets", are not met until the product has been submitted for regulatory approval and it is probable that future economic benefit will flow to the Group. The Group does not currently have any such internal development costs that qualify for capitalisation as intangible assets.

Finance and operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term. Where fixed assets are financed by leasing agreements, which

transfer to the Group substantially all the benefits and risks of ownership, the assets are treated as if they had been purchased outright and included in tangible fixed assets. The capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the lease term and the useful lives of equivalent owned assets.

Foreign currencies

Transactions denominated in foreign currencies are translated into sterling, being the functional currency of the Group, at actual rates of exchange ruling at the date of transaction. Monetary assets and liabilities expressed in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year. All foreign currency exchange differences are taken to the income statement in the year in which they arise.

Revenue

Revenue, which excludes value added tax, represents the invoiced value of goods and services supplied, net of certain promotional activity.

Amounts received or receivable in respect of research and development contracts, collaborative research agreements, licence fees or milestone payments are recognised as revenue when the licence rights are granted or the specific conditions stipulated in the agreements have been satisfied. These amounts are shown gross of any withholding tax.

Cost of sales and operating expenses

Cost of sales comprises the proportion of milestone and royalty income earned by the Group and due to third parties under licence agreements and the direct cost of goods sold including distribution costs. All research and development costs, whether funded by third parties under licence and development agreements or not, are included within operating expenses and classified as research and development costs.

Deferred taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements in accordance with IAS 12 "Income taxes". Deferred tax assets and liabilities are not discounted. Deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither the accounting nor taxable profit or loss. Valuation allowances are established against deferred tax assets where it is more likely than not that some or all of the asset will not be realised.

Pension costs

The Group contributes a percentage of employees' gross salary costs to defined

contribution money purchase schemes. Employees may opt out of the State scheme if they wish. The pension costs charged to the income statement represent the amount of contributions payable to the pension schemes in respect of the accounting period.

The Group provides no other post retirement benefits to its employees.

Inventory

Inventory including raw materials, work in progress and finished goods is stated at the lower of cost and net realisable value. Cost represents direct materials and where applicable production overheads. Where necessary, provision is made for obsolete, slow-moving or defective inventory.

2 Explanation of transition to IFRS

Reconciliation of equity and loss

This is the first time that the Group has prepared interim financial information under IFRS as defined in note 1. The following disclosures are required in the period of transition. For the purposes of this financial information the last interim statements were for the six months ended 28 February 2005, the last annual financial statements were for the year ended 31 August 2005 and the date of transition to IFRS was 1 September 2004.

IFRS1 "First Time Adoption of International Financial Reporting Standards" sets out the rules which must be applied when IFRS is adopted for the first time. The standard sets out certain mandatory exemptions to retrospective application and certain optional exemptions.

The most significant optional exemption available taken by the Group is the adoption of the exemption in IFRS1 which allows a first-time adopter to apply IFRS2 only to share options granted after 7 November 2002, that have not vested by 1 January 2005.

Reconciliation of equity:

	note	31 August 2004 £	28 February 2005 £
Net assets under UK GAAP		5,292,048	6,229,190
Holiday pay accrual	a	(13,652)	(15,027)
Net assets under IFRS		5,278,396	6,214,163

Reconciliation of profit/(loss):

	note	28 February 2005 £	31 Augu 20

Profit/(loss) under UK GAAP		734,999	(2,680,45
Share option charge	b	(298,838)	(644,45
Holiday pay accrual	a	(1,376)	(1,36
Net assets under IFRS		433,785	(3,326,27

Reconciliation of equity at 31 August 2004 (date of transition to IFRS)

	note	UK GAAP £	IFRS Effect £
Non-current assets			
Property, plant and equipment		177,817	-
Non-current assets		177,817	-
Current assets			
Inventories		350,534	-
Trade and other receivables		1,591,766	-
Cash and cash equivalents		-	5,431,160
Short term investments	e	5,237,452	(5,237,452)
Cash at bank and in hand	e	193,708	(193,708)
Current assets		7,373,460	-
Current liabilities			
Trade and other payables	a	(2,259,229)	(13,652)
Net current assets		5,114,231	(13,652)
Net assets		5,292,048	(13,652)
Equity			
Share capital		427,488	-
Share premium		38,134,657	-
Other reserves		(204,211)	-
Retained deficit	a, b	(33,065,886)	(13,652)
Shareholders' funds		5,292,048	(13,652)

Reconciliation of equity at 28 February 2005

	note	UK GAAP £	IFRS Effect £
Non-current assets			
Property, plant and equipment		154,628	-

	note		
Non-current assets		154,628	-
Current assets			
Inventories		347,574	-
Trade and other receivables		6,325,063	-
Cash and cash equivalents		-	3,671,502
Short term investments	e	3,524,233	(3,524,233)
Cash at bank and in hand	e	147,269	(147,269)
Current assets		10,344,139	-
Current liabilities			
Trade and other payables	a	(4,269,577)	(15,027)
Net current assets		6,074,562	(15,027)
Net assets		6,229,190	(15,027)
Equity			
Share capital		430,997	-
Share premium		38,289,041	-
Other reserves		(204,211)	-
Retained deficit	a, b	(32,286,637)	(15,027)
Shareholders' funds		6,229,190	(15,027)

Reconciliation of equity at 31 August 2005

	note	UK GAAP £	IFRS Effect £
Non-current assets			
Property, plant and equipment		146,002	-
Non-current assets		146,002	-
Current assets			
Inventories		947,221	-
Trade and other receivables		1,339,430	-
Cash and cash equivalents		-	11,640,739
Short term investments	e	11,600,359	(11,600,359)
Cash at bank and in hand	e	40,380	(40,380)
Current assets		13,927,390	-
Current liabilities			
Trade and other payables	a	(2,244,649)	(15,018)

Net current assets		11,682,741	(15,018)
Net assets		11,828,743	(15,018)
Equity			
Share capital		511,809	-
Share premium		47,156,708	-
Other reserves		(204,211)	-
Retained deficit	a, b	(35,635,563)	(15,018)
Shareholders' funds		11,828,743	(15,018)

Reconciliation of loss for the six months ended 28 February 2005

	note	UK GAAP £	IFRS Effect £
Revenue		6,340,644	-
Cost of sales		(371,054)	-
Gross profit		5,969,590	-
Research and development expenses	b	(4,109,707)	(207,519)
Selling, general and administrative expenses	a, b	(1,146,152)	(93,695)
Operating profit/(loss)		713,731	(301,214)
Interest receivable and similar income		93,356	-
Interest payable and similar charges		(296)	-
Profit/(loss) on ordinary activities before taxation		806,791	(301,214)
UK tax credit on (loss)/profit on ordinary activities		328,208	-
Foreign tax charge		(400,000)	-
Profit/(loss) for the period		734,999	(301,214)

Reconciliation of loss for the year ended 31 August 2005

	note	£	£
Revenue		7,378,110	-
Cost of sales		(399,842)	-

Gross profit		6,978,268	-
Research and development expenses	b	(8,462,098)	(447,907)
Selling, general and administrative expenses	a, b	(1,808,885)	(197,909)
Operating profit/(loss)		(3,292,715)	(645,816)
Interest receivable and similar income		338,212	-
Interest payable and similar charges		(295)	-
Profit/(loss) on ordinary activities before taxation		(2,954,798)	(645,816)
UK tax credit on (loss)/profit on ordinary activities		674,341	-
Foreign tax charge		(400,000)	-
Profit/(loss) for the period		(2,680,457)	(645,816)

Notes to the reconciliation of equity and loss

a) Holiday pay - under IAS 19 "Employee Benefits" a provision for holiday to which staff are entitled but have not yet taken is required. This charge was not conventionally made under UK GAAP.

b) Share-based payments - under IFRS 2 "Share-based Payments" a charge is required for all share-based payments including share options. The charge in the income statement is based on the fair value of the awards at grant date. This charge was not required under UK GAAP.

Explanation of the principal differences between the cash flow statements presented under UK GAAP and the cash flow statement under IFRS

The cash flow statement has been prepared in conformity with IAS 7 "Cash Flow Statements". The principal differences between the 2005 cash flow statements presented in accordance with UK GAAP and the cash flow statement presented in accordance with IFRS for the same periods are as follows:

c) Under UK GAAP, net cash flow from operating activities was determined before considering cash flows from (a) returns on investments and servicing on finance, and (b) taxes paid. Under IFRS, net cash flow from operating activities is determined after these items.

d) Under UK GAAP, capital expenditure, financial investments and acquisitions were classified separately, while under IFRS they are classified as investing activities.

e) Under UK GAAP, movements in short-term investments were not included in cash but classified as management of liquid resources. Under IFRS short-term investments with maturity of 90 days or less at the date of acquisition are included in cash and cash equivalents.

3. Segmental analysis

Revenue - by business activity:	Six months ended 28 February 2006 £	Six months ended 28 February 2005 £	Tw
Licensing and development	840,855	6,266,426	
Product sales	38,565	74,128	
	879,420	6,340,554	

4. Tax on loss on ordinary activities

Foreign tax relates to the 10% Japanese withholding tax suffered in the year ended 31 August 2005 on the £4 million income from the Yamanouchi milestone.

There is no corporation tax charge because of the incidence of tax losses. The Company has taken advantage of the Research and Development corporation tax credits introduced in the Finance Act 2000 whereby a company may surrender corporation tax losses incurred on research and development expenditure for a corporation tax refund at the rate of 24 pence on the pound of actual expenditure.

5 Loss per share

The loss per share is based on losses of £3,637,056 and 51,180,893 ordinary shares, being the weighted average number of shares in issue during the period.

The diluted earnings per share for the six months ended 28 February 2005 was based on the weighted average number of ordinary shares in issue diluted to assume conversion of all dilutive potential ordinary shares. The Group has two classes of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period and the contingently issuable shares under the Group's long-term incentive plan.

At 28 February 2005, the performance criteria for the vesting of the awards under the incentive scheme had not been met and consequently these shares in question are excluded from the diluted EPS calculation.

As the Group was loss-making in the six months ended 28 February 2006 and the year ended 31 August 2005, there were no dilutive potential ordinary shares.

6 Inventory

	Six months ended 28 February 2006	Six months Ended 28 February 2005	T

Raw materials and consumables	303,335	203,017
Work in progress	418,923	-
Finished goods and goods for resale	-	144,557
	722,258	347,574

In the six months ended 28 February 2006, finished goods to the value of £28,500 have been recognised as an expense (six months ended 28 February 2005 - £21,054; twelve months to 31 August 2005 - £49,842) and provision of £205,837 has been made against obsolete raw materials, work in progress and finished goods (six months ended 28 February 2005 - £nil; twelve months to 31 August 2005 - £nil).

7 Trade and other receivables

	Six months ended 28 February 2006 £	Six months ended 28 February 2005 £	T
Trade debtors	264,795	4,924,933	
R & D tax credit	891,885	958,508	
Other debtors	85,495	173,346	
Prepayments and accrued income	296,537	268,276	
	1,538,712	6,325,063	

8 Trade and other payables

	Six months ended 28 February 2006 £	Six months ended 28 February 2005 £	T
Trade creditors	342,487	2,008,605	
Obligations under finance leases	-	-	
Other creditors	153,222	613,278	
Accruals and deferred income	1,673,474	1,662,721	
	2,169,183	4,284,604	

9 Related party transactions

The Group was obliged, during the financial year ended 31 August 2005, to pay to the Inland Revenue £157,731 arising in respect of personal tax on the exercise by the Chief Executive Officer of 288,889 share options on 3 December 2004, near

the end of the exercise period. At 28 February 2005 and 31 August 2005 Dr Dixey was accordingly obliged to reimburse such amount to the Company including interest charges at 5%, being the Inland Revenue Approved Rate. Subsequent to 31 August 2005 the Remuneration Committee agreed to waive the repayment of the amount due from Dr Dixey, who will instead receive no bonus for the 2005 and 2006 financial years. The Group has therefore recognised in the income statement for the six months ended 28 February 2006 a charge of £314,126 in respect of this arrangement, being the impairment of the receivable relating to the original tax on share option gains and the additional tax liability on the benefit arising from the waiver. At 28 February 2006 there is no outstanding balance with a related party relating to these arrangements.

10 Performance share award

On 14 December 2005 the Remuneration Committee made a performance share award of 400,000 ordinary shares at par to Dr D D Rees. The Remuneration Committee considered that there was a considerable risk of Dr Rees leaving the Company as his existing share option awards were at option prices significantly in excess of the current share price and this performance share award was granted, as permitted by Listing Rule 9.4.2 (2) to retain the services of Dr Rees. The award is subject to performance conditions and the benefits are not pensionable. The performance conditions are based on Total Shareholder Return (TSR) over a three year period (with no retesting opportunities) when compared to a peer group comprising 25 other listed UK biotech and pharmaceutical companies for 266,664 shares and compared to the FTSE SmallCap index for the remaining 133,336 shares. In each case 25% of the shares awarded will vest for median performance against the comparator group rising to 100% for upper decile and above performance. None of the shares awarded will vest for below median performance. TSR is considered by the Remuneration Committee to be the most robust method of measuring company performance over the period. The terms of the award will not be amended to the benefit of Dr Rees without seeking shareholder approval.

11 Post balance sheet events

Phytopharm announced on 10 April 2006 that it had successfully completed the first stage of the Joint Development Agreement for Hoodia gordonii extract with Unilever and will now progress to the second stage which includes clinical safety studies.

Phytopharm announced on 24 April 2006 the UK launch by Schering-Plough Animal Health (Schering-Plough) of Phytopica(TM), a unique 3 plant extract that offers an effective aid to the management of canine atopic dermatitis.

Phytopharm announced on 26 April 2006 the appointment of Teather & Greenwood Limited as joint financial adviser and stockbroker.

END

IR EAASXEELKEAE